SECURITIES AND EXCHANGE COMMISSION


02036600

WASHINGTON, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
MAY 15 2002
WASH, D.C.
155
SECTION

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees

(Full title of the plan)

PHILIP MORRIS COMPANIES INC.
120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of Philip Morris Companies Inc., the Administrator, and all Participants as a group (but not individually) of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
April 23, 2002

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ASSETS:		
Allocated share of Trust net assets	$ 313,019	$ 309,988
Employer contributions receivable	11,396	12,187
Employee contributions receivable	281	272
Total assets	324,696	322,447
NET ASSETS	$ 324,696	$ 322,447

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
FOR CRAFT EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000
ADDITIONS:		
Employer contributions	$ 11,396	$ 12,187
Employee contributions	4,118	4,136
Allocated share of Trust investment activities	6,016	59,171
Total additions	21,530	75,494
DEDUCTIONS:		
Distributions and withdrawals	(19,156)	(49,364)
Total deductions	(19,156)	(49,364)
Net transfers between plans	(125)	(10,278)
Net additions	2,249	15,852
NET ASSETS:		
Beginning of year	322,447	306,595
End of year	$ 324,696	$ 322,447

The accompanying notes are an integral part of these financial statements.

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

The Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris") who are represented by the International Association of Machinists and Aerospace Workers and other unions (collectively, the "Craft Unions"). Philip Morris is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner.

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

Effective December 15, 2001, the Plan was amended to add an employee stock ownership plan ("ESOP") feature. The ESOP feature permits each participant who has an investment in the Philip Morris Stock Fund as of the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of the Company ("Common Stock"), to elect to receive the dividend payable with respect to the shares of Common Stock allocated to his or her Plan Accounts (see Note 4) in cash, or have the dividend reinvested in additional shares of Common Stock.

The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee") and to the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of the Company (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee, the Administrator and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan"), the Philip Morris Deferred Profit-Sharing Plan (the "PM Plan") and, effective October 1, 2000, the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 7).

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(continued)

Participants have the option of investing their Plan Accounts in one percent increments in the following eight funds.

EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a capitalization weighted basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks (S&P 500).

INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee, at the direction of the investment manager, with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest, and of pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the U.S. Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years.

PHILIP MORRIS STOCK FUND - This fund is invested primarily in Common Stock.

INTERNATIONAL EQUITY FUND - This fund is invested primarily in common stocks of the foreign companies that make up the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) index.

BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and international stocks, U.S. and international investment grade bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds and zero percent to 25 percent in money market instruments.

GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and international companies, with market capitalizations between $1 billion and $6 billion, considered to have better-than-average prospects for long-term growth.

EURO EQUITY FUND - This fund is invested primarily in stocks of companies based in the European Monetary Union (EMU) member countries that adopted the euro as their common currency.

Each of the foregoing funds may also hold a portion of its assets in short-term temporary investments pending long-term investment, for liquidity purposes and, in the case of the Philip Morris Stock Fund, for the temporary investment of dividends paid on shares of Common Stock that are payable to participants who have elected to receive the dividend in cash (see Note 9). None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Any Contribution and participant contributions made to a Plan Account after April 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund.

Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 2001 and 2000, there were 1,157 and 1,150 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2001	2000
Equity Index Fund	491	518
Interest Income Fund	543	477
U.S. Government Obligations Fund	245	184
Philip Morris Stock Fund	844	904
International Equity Fund	48	69
Balanced Fund	100	114
Growth Equity Fund	203	225
Euro Equity Fund	20	24

Each participant is at all times fully vested in the balance held in each of his or her Plan Accounts, which include a Company Account and may include Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires the Fiduciaries to use estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 31, 2001 and 2000 was $1,204,505,685 and $985,577,615, respectively. The average yield of the Interest Income Fund for the years ended December 31, 2001 and 2000 was approximately seven percent. The crediting interest rate of the Interest Income Fund at December 31, 2001 and 2000 was approximately six percent and seven percent, respectively. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices. Equity securities, including Common Stock which represents approximately 29% and 28% of the total Trust investments at December 31, 2001 and 2000, respectively, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end.

3. Contributions:

The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

The Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated to participants in the PM Plan and the PMI Plan, or (2) 15 percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The aggregate of the Contribution to the Plan and the contributions to the PM Plan and the PMI Plan may not be more than three percent of the Company's consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PM Plan and the PMI Plan, charges for any incentive compensation plan, including the Special Bonus Program announced in January 2000 and any broad-based stock awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans), the expense of which is charged to the earnings of Philip Morris, but excluding any sales incentives programs of Philip Morris, any other stock-based awards under the 2000 or 1997 Performance Incentive Plans (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of the Company, in its sole discretion, shall determine to exclude from Operating Profit.

No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2001 and 2000, a participant's before-tax contribution was limited to $10,500, with a limitation of 10 percent of compensation on the total amount of before-tax and after-tax contributions.

The Contribution and participant contributions are made solely to the profit-sharing portion of the fund and are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

A third-party recordkeeper retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Company Account	Contributions
Personal Before-Tax Account	Before-tax contributions
Personal After-Tax Account	After-tax contributions
Rollover Account	Amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
PAYSOP Account	The account balance transferred from the Philip Morris Union Employees' Stock Ownership Plan
Loan Account	Outstanding loans obtained from the Plan

Each business day the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1 and the third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Philip Morris Stock Fund. If trading in Common Stock has been suspended on the New York Stock Exchange on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price listed in *The Wall Street Journal* on the next business day. The Trustee will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Philip Morris Stock Fund if using the closing price or composite price of Common Stock results in a value of the Philip Morris Stock Fund which is at least one-tenth of one percent (0.1%) less than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Common Stock is sold over one or more business days as determined by the Trustee.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan. Effective December 15, 2001, each participant who has an investment in the Philip Morris Stock Fund as of the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Common Stock may elect to receive the dividend payable with respect to the shares of Common Stock allocated to his or her Plan Accounts in cash (see Note 1).

Withdrawals by participants will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

Only 50 percent of a participant's Company Account as of December 31, 1988 is available for hardship withdrawal as defined by the Plan. Any withdrawal will reduce the amount available for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts. Normally, distributions are made within one month after a distribution request is made.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment. Participants' loans are carried at the original principal amount less principal repayments.

7. Investments Held by the Trust:

In 2001 and 2000, $125,000 and $10,278,000, respectively, were transferred out of the Plan, net of transfers into the Plan, to the PM Plan and the PMI Plan, as a result of employee transfers.

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 2001 and 2000 were as follows:

	2001	2000
Trust	7%	7%
Equity Index Fund	5%	4%
Interest Income Fund	9%	8%
U.S. Government Obligations Fund	6%	4%
Philip Morris Stock Fund	10%	11%
International Equity Fund	2%	3%
Balanced Fund	4%	4%
Growth Equity Fund	6%	6%
Euro Equity Fund	4%	5%
Participants' Loan Account	5%	5%

At December 31, 2001 and 2000, the financial position of the Trust was as follows (in thousands of dollars):

	2001	2000
Assets:		
Investments at fair value:		
Equity Index Fund:		
Equity Index Fund		
(cost $777,451 and $784,417)	$1,101,938	$1,366,587
Interest Income Fund:		
Investment contracts (at contract value)		
(cost approximates contract value)	1,163,413	959,582
Short-term temporary investments		
(cost approximates fair value)	39,029	27,272
U.S. Government Obligations Fund:		
Government securities		
(cost $282,487 and $163,245)	284,721	168,148
Federal agency obligations		
(cost $0 and $7,488)	-	7,364
Short-term temporary investments		
(cost approximates fair value)	702	2,157
Philip Morris Stock Fund:		
Common stock		
(cost $1,084,644 and $918,028)	1,267,494	1,248,864
Short-term temporary investments		
(cost approximates fair value)	23,900	38,116
International Equity Fund:		
International Equity Fund		
(cost $47,154 and $66,031)	42,447	62,731
Balanced Fund:		
Balanced Fund		
(cost $150,554 and $156,504)	129,618	139,636
Growth Equity Fund:		
Growth Equity Fund		
(cost $215,713 and $295,065)	167,608	273,049
Euro Equity Fund:		
Euro Equity Fund		
(cost $10,709 and $14,731)	10,523	13,998
Other investments:		
Participants' Loan Account:		
Loans to participants	98,950	91,773
Total investments	4,330,343	4,399,277
Receivables:		
Investments sold	17,827	5,207
Interest income	11,354	9,136
Dividend income	16,145	14,404
Total assets	4,375,669	4,428,024
Liabilities:		
Investments purchased	8,716	3,427
Net assets	$4,366,953	$4,424,597

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Additions:		
Employer contributions	$ 156,626	$ 147,088
Employee contributions	54,008	48,213
Investment activities:		
Interest	90,338	74,500
Dividends	67,608	133,946
Interest on participant loans	7,043	6,631
	164,989	215,077
Net (depreciation) appreciation in fair value of investments	(209,055)	332,897
General and administrative expenses	(2,865)	(3,472)
Net investment activities	(46,931)	544,502
Deductions:		
Distributions and withdrawals	(221,374)	(416,458)
Transfer from Kraft Foods Master Defined Contribution Trust	27	672
(Decrease) increase in Trust net assets	(57,644)	324,017
Net assets:		
Beginning of year	4,424,597	4,100,580
End of year	$4,366,953	$4,424,597

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2001 and 2000 was as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$(163,191)	$(139,738)
U.S. Government Obligations Fund	2,426	12,444
Philip Morris Stock Fund	46,189	535,612
International Equity Fund	(13,358)	(13,458)
Balanced Fund	(10,725)	(26,714)
Growth Equity Fund	(67,415)	(32,677)
Euro Equity Fund	(2,981)	(2,572)
Total Trust	$(209,055)	$ 332,897

PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN FOR CRAFT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
(continued)

Investments that represented five percent or more of Trust net assets at December 31, 2001 and 2000 were as follows (in thousands of dollars):

	2001	2000
Equity Index Fund	$1,101,938	$1,366,587
Interest Income Fund:		
Bankers Trust Pyramid Mortgage-Backed Securities Index Fund	424,820	377,067
Philip Morris Stock Fund:		
Common Stock	1,267,494	1,248,864
Growth Equity Fund		273,049

8. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9. Tax Status:

By letter dated April 18, 1995, the Internal Revenue Service has determined that the Plan, as originally adopted, and as amended and in effect as of June 1, 1994, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. On December 13, 2001, Philip Morris filed a request for a determination that the Plan continues to qualify under Section 401(a) of the Code, that the ESOP feature of the Plan is a stock bonus plan described in Sections 401(a) and 4975(e) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code. Pending the issuance of this determination letter, no dividends on shares of Common Stock held in the Philip Morris Stock Fund will be distributed to participants, but will instead be held by the Trustee in a short-term temporary investment account.

The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

10. Plan Termination:

The Board of Directors of the Company (the "Board") has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Contribution to the Plan or to terminate the Plan. The Board has delegated to the Committee and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits.

11. Reconciliation of Plan's Financial Statements to Form 5500:

At December 31, 2001 and 2000, $116,000 and $443,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan's Form 5500, but are not reflected as liabilities in the Plan's financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PHILIP MORRIS INCORPORATED
DEFERRED PROFIT-SHARING PLAN
FOR CRAFT EMPLOYEES
(Name of Plan)

By 
Timothy A. Sompolski, Chairman,
Corporate Employee Benefit Committee
of Philip Morris Companies Inc.

Date: May 6, 2002

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-40110) of Philip Morris Companies Inc. of our report dated April 23, 2002 relating to the financial statements of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
May 6, 2002